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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 25, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated May 25, 2004

[Letterhead]

PRESS RELEASE

Date	25 May 2004
Number	007

BUHRMANN HOSTS ANALYSTS MEETING IN NEW YORK CITY

        Buhrmann, one of the world's leading B2B distributors of office products and computer supplies, is holding a two day analysts conference in New York City and New Jersey. Members of the Executive Board and senior officials of the North American operations will brief a group of investment analysts about the strategy, its implementation and highlight certain aspects of the North American organisation. The most relevant strategic initiatives presented are:

  •
  Single source supply

  •
  Mid market initiative

  •
  Private branding

        Other subjects that will be discussed in today's presentations include Corporate Express' overviews of the implementation of its sales initiatives, IT solutions, and distribution technology. In addition, a profile presentation will be given about ASAP Software. Tomorrow, the group will visit Corporate Express' state-of-the-art distribution centre in Secaucus, New Jersey.

        While no new material information will be disclosed during the conference, it aims to help investors making a realistic assessment of the Company's ability to execute against plan.

        Presentation materials will be posted on the corporate web site: www.buhrmann.com.

Note to editors

For more information, please contact:	Analysts/investors can contact:
Buhrmann Corporate Communications	Buhrmann Investor Relations
telephone +31 (0)20 651 10 34	Carl Hoyer
e-mail: corpcomm@buhrmann.com	telephone +31 (0)20 651 10 42
e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
By:	/s/ F.H.J. KOFFRIE Member Executive Board
By:	/s/ H. VAN DER KOOIJ Company Secretary

Date: May 25, 2004

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  BUHRMANN HOSTS ANALYSTS MEETING IN NEW YORK CITY
SIGNATURE